
August 20, 2015

Phiraphat Siwarirat
President
Global Gard, Inc.
509 Village no.12, Khok Kruad Sub-District,
Mueang Nakhon Ratchasima District
Nakhon Ratchasima Province, 30280 Thailand

> **Re: Global Gard, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed August 18, 2015**
> **File No. 333-203400**

Dear Mr. Siwarirat:

Our preliminary review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies. In particular, we note the following deficiency.

General

1.   Please update your financial statements to comply with the requirements set forth in Rule 8-08 of Regulation S-X.

Additionally, we attempted to contact you last week at the telephone number listed on the facing page of your registration statement to discuss your Form S-3 filed on August 3, 2015; however, you have not yet responded to our voicemail. To the extent that the phone number on the facing page is no longer your primary telephone number, please revise the registration statement to ensure that only your current telephone number is listed in the registration statement.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. You may contact Melissa Walsh, Staff Accountant at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters.

Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3487 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies and
Services